UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

75972A 400

(CUSIP Number)

Derek Bacon

c/o U.S. Renewables Group

2425 Olympic Boulevard, Suite 4050W

Santa Monica, CA 90404

(310) 586-3920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 3,142,279 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 3,142,279 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,279 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14.	TYPE OF REPORTING PERSON* OO

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II , LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 3,142,279 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 3,142,279 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,279 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14.	TYPE OF REPORTING PERSON* PN

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II-A , LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 3,142,279 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 3,142,279 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,279 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14.	TYPE OF REPORTING PERSON* PN

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 3,142,279 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 3,142,279 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,279 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14.	TYPE OF REPORTING PERSON* OO

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Holdco V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 2,882,279 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 2,882,279 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,279 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14.	TYPE OF REPORTING PERSON* OO

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Holdco IX, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 260,000 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 260,000 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%
14.	TYPE OF REPORTING PERSON* OO

CUSIP NO. 75972A 400

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Blocker IX, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 260,000 Shares
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 260,000 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%
14.	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule”) relates to the Class A Common Stock, par value $.0001 per share (the “Class A Common Stock”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 416 South Bell Avenue, Ames, Iowa 50010.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule is being filed on behalf of (i) USRG Power & Biofuels Fund II, LP, a Delaware limited partnership (“Fund II”); (ii) USRG Power & Biofuels Fund II-A, LP, a Delaware limited partnership (“Fund II-A”); (iii) USRG Power & Biofuels Fund II GP, LLC, a Delaware limited liability company (“Fund II GP”); (iv) USRG Management Company, LLC, a Delaware limited liability company (“Management Company”); (v) USRG Holdco V, LLC, a Delaware limited liability company (“Holdco V”); (vi) USRG Holdco IX, LLC, a Delaware limited liability company (“Holdco IX”); and (vii) USRG Blocker IX, LLC , a Delaware limited liability company (“Blocker IX” and, together with Fund II, Fund II-A, Fund II GP, Management Company, Holdco V and Holdco IX, the “Reporting Persons”).

Each of Fund II and Fund II-A is a private investment fund. Fund II and Fund II-A are members of Holdco V. Fund II is a member of Holdco IX. Fund II-A is a member of Blocker IX, which is a member of Holdco IX. Holdco V and Holdco IX are holding companies established to hold securities of the Issuer and other investments. Fund II GP is the general partner of Fund II and Fund II-A. Management Company acts as a manager of Holdco V and Holdco IX and the management company for Fund II and Fund II-A. The principal business address of each Reporting Person is 2425 Olympic Boulevard, Suite 4050W, Santa Monica, CA 90404.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each manager and executive officer of Fund II GP and Management Company (collectively, the “Schedule A Persons”), in each case as of the date hereof.

During the last five years, none of the Reporting Persons or Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the Issuer’s initial public offering, pursuant to the Issuer’s Certificate of Incorporation as then in effect, shares of the Issuer’s common stock held by Holdco V were reclassified into shares of Class A Common Stock and shares of the Issuer’s Series A Preferred Stock held by Holdco V were converted into, among other things, shares of Class A Common Stock. In addition, Holdco IX received shares of Class A Common Stock from the Issuer in connection with the termination of a glycerin option agreement and Seneca Biodiesel Holdco, LLC, of which Holdco IX is a member, received shares of Class A Common Stock from the Issuer in connection with the Issuer’s exercise of a call right to purchase the equity interests of Seneca Landlord, LLC.

ITEM 4: PURPOSE OF TRANSACTION.

The shares of Class A Common Stock held by the Reporting Persons are held for investment purposes and not with the intention of acquiring control of the Issuer’s business. The Reporting Persons from time to time intend to review the investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the shares of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the shares of Class A Common Stock or otherwise, they may acquire additional shares of Class A Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Class A Common Stock or other securities of the Issuer currently held by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

Pursuant to an Investment Agreement with the Issuer, Holdco V has the right to designate a director to the Issuer’s board of directors. Jonathan Koch, a Manager and Managing Director of Fund II GP and Management Company, is currently serving as Holdco V’s designee on the Issuer’s board of directors as Holdco V’s designee.

The Reporting Persons may acquire additional securities of the Issuer pursuant to the Escrow Agreement described in Item 6 of this Schedule, which description is incorporated herein by this reference. The Reporting Persons may also acquire additional securities of the Issuer upon (i) issuance of additional consideration, if any, in connection with the conversion of the Issuer’s Series A Preferred Stock in connection with its initial public offering, (ii) conversion of the Series B Preferred Stock pursuant to the terms of Issuer’s Certificate of Incorporation, as currently in effect, and (iii) vesting and settlement of certain Restricted Stock Units of the Issuer held by Holdco V.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Holdco V beneficially owns an aggregate of 2,882,279 shares of Class A Common Stock, consisting of (i) 1,025,307 shares of Class A Common Stock issued to Holdco V upon reclassification of the Issuer’s common stock on January 3, 2012, and (ii) 1,856,972 shares of Class A Common Stock issued to Holdco V upon conversion of the Issuer’s Series A Preferred Stock on January 24, 2012. In the aggregate, such shares represent approximately 13.4% of the total shares of Class A Common Stock outstanding.

Holdco IX and Blocker IX beneficially own an aggregate of 260,000 shares of Class A Common Stock, consisting of (i) 200,000 shares of Class A Common Stock issued to Holdco IX on January 24, 2012 in connection with the termination of a glycerin option agreement between Holdco IX and the Issuer and (ii) 60,000 shares of Class A Common Stock issued to Seneca Biodiesel Holdco, LLC on January 24, 2012 upon the Issuer’s exercise of a call right to purchase the equity interests of Seneca Landlord, LLC, a portion of which may be deemed to be indirectly owned by Holdco IX. In the aggregate, such shares represent approximately 1.2% of the total shares of Class A Common Stock outstanding.

Fund II, Fund II-A, Fund II GP and Management Company beneficially own an aggregate of 3,142,279 shares of Class A Common Stock, consisting of the shares held or deemed held by Holdco V and Holdco IX. In the aggregate, such shares represent approximately 14.6% of the total shares of Class A Common Stock outstanding.

These percentages are derived from an assumed total number of shares of Class A Common Stock outstanding of 21,450,943, based on information in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on January 20, 2012.

(b) Fund II, Fund II-A, Fund II GP, Management Company and Holdco V share the power to vote or to direct the vote or to dispose or direct the disposition of the 2,882,279 shares of Class A Common Stock held by Holdco V. Fund II, Fund II-A, Fund II GP, Management Company and Holdco IX and Blocker IX share the power to vote or to direct the vote or to dispose or direct the disposition of the 260,000 shares of Class A Common Stock held directly and that may be deemed to be held indirectly by Holdco IX.

(c) The transactions described in Item 5(a) of this Schedule occurred within the last 60 days. Such description is incorporated herein by this reference.

(d) Under the definition of “beneficial ownership” in the Securities Exchange Act of 1934, as amended, it is possible that the individual members, managers and executive officers of the Reporting Persons might be deemed the “beneficial owners” of some or all of the shares of Class A Common Stock insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of such shares, and such beneficial ownership is expressly disclaimed.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 2, 3, 4 and 5 of this Schedule is incorporated by reference herein. Also, pursuant to an Escrow Agreement dated on or about February 26, 2010, West Central Cooperative deposited shares of the Issuer’s common stock in escrow for the benefit of Holdco V and certain other beneficiaries. Some or all of such shares are to be released to Holdco V and the other beneficiaries if certain conditions set forth in such agreement are met. A copy of such agreement is filed as Exhibit 99.2 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Escrow Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2011

USRG POWER & BIOFUELS FUND II GP, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II, LP

By:	USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II-A, LP

By:	USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG MANAGEMENT COMPANY, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG HOLDCO V, LLC

By:	USRG Management Company, LLC,
its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG HOLDCO IX, LLC

By:	USRG Management Company, LLC,
its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG BLOCKER IX, LLC

By:	USRG Management Company, LLC,
its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

Schedule A

Managers and Executive Officers of

USRG Entities

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each manager and executive officer of USRG Power & Biofuels Fund II GP, LLC and USRG Management Company, LLC. The country of citizenship of each such individual is the United States of America and the business address of each director and executive officer is: c/o U.S. Renewables Group, 2425 Olympic Boulevard, Suite 4050W, Santa Monica, CA 90404.

Managers

Name	Principal Occupation or Employment
Lee Bailey	See below
Thomas King	See below
Jonathan Koch	See below
James A.C. McDermott	See below

Executive Officers

Name	Principal Occupation or Employment
Derek Bacon	Chief Financial Officer
Lee Bailey	Managing Director
Thomas King	Managing Director
Jonathan Koch	Managing Director
James A.C. McDermott	Managing Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Joint Filing Agreement

99.2	Escrow Agreement